

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com



BY MAIL

November 6, 2006

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of October 2006.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Corporate Secretary

11/14



LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE REPORTS LATEST RESULTS AT TIMMINS WEST, INCLUDING FOUR METRES GRADING 65.65 GRAMS GOLD PER TONNE, AND PROVIDES UPDATE AT VOGEL/SCHUMACHER

October 30, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("the Company") reports the latest results from the resource expansion drilling program at the Timmins West Gold Property and provides an update at the Vogel/Schumacher Property. Lake Shore's resource expansion drilling program at Timmins West is nearing completion and a new resource estimate is expected this quarter.

Timmins West Gold Property

Highlights of the most recent drilling results include core intercepts of 65.65 grams of gold per tonne over 4.00 metres (uncut) within the Ultramafic Zone, and 7.62 grams of gold per tonne over 5.80 metres on section 4400E of the Footwall Zone. Drilling on section 4350E also intersected the Ultramafic Zone averaging 9.03 grams of gold per tonne over 12.00 metres, including 15.20 grams of gold per tonne over 6.50 metres (cut and uncut).

"We remain encouraged and pleased with the continuity and consistency of the deep zones at Timmins West", said Brian Booth, President of Lake Shore. "The mineralized gold system has now been delineated to a depth of more than 1.4 kilometres. The Footwall and Ultramafic Zones remain open at depth, and the Hangingwall Veins and Main Zone remain untested 600 metres and 450 metres below surface respectively. The alteration, veining and mineralization remain very wide and strong on the deepest section drilled, and newly recognized fold structures now offer additional potential at depth."

Exploration drilling on section 4550E encountered the base of the Main Zone and intersected the nose of the Ultramafic Zone, returning 10.42 grams of gold per tonne (uncut) over 6.00 metres. The Main Zone was previously confirmed on section 4550E in drill hole TG06-112 (10.37 grams of gold per tonne over 4.5 metres – uncut), as announced in Lake Shore's press release dated August 16, 2006. Three other holes have also undercut the base of the Main Zone 100 metres further to the west on section 4450E, and four additional exploration holes testing stratigraphy and various conceptual ideas have been completed. No significant results are expected.

Two drills are currently in operation at Timmins West. Drilling on section 4350E is nearing completion, with the last hole - TG06-75n - still in progress. Another hole is exploring for the Main Zone on section 4450E. Drilling will continue into 2007 to test the Ultramafic and Footwall Zones at depth and the Main Zone and the Vein Zones further downplunge.

Section	Hole no.	Intersection[1]		Length (metres)	Assay[2]		Zone[3]
		From (metres)	To (metres)		Gold (cut) (grams per tonne)	Gold (uncut) (grams per tonne)	
4350E	**TG06-75m**	**In progress**					
	TG06-75n	**In progress**					
	TG06-96c	**1443.30**	**1458.50**	**15.20**	**4.32**	**4.32**	**UM Zone**
	including	1452.00	1457.50	5.50	7.75	7.75	

Section	Hole no.	Intersection[1]		Length (metres)	Assay[2]		Zone[3]
		From (metres)	To (metres)		Gold (cut) (grams per tonne)	Gold (uncut) (grams per tonne)	
		1465.50	**1467.50**	**2.00**	**5.50**	**5.50**	**UM Zone**
		1472.50	**1484.50**	**12.00**	**9.03**	**9.03**	**UM Zone**
	including	1472.50	1479.00	6.50	15.20	15.20	
		1501.40	**1502.40**	**1.00**	**6.87**	**6.87**	**UM Zone**
	TG06-96d	**1413.90**	**1416.20**	**2.30**	**10.04**	**10.04**	**FW Zone**
	including	1413.90	1415.70	1.80	12.47	12.47	
		1424.00	**1427.00**	**3.00**	**2.11**	**2.11**	**FW Zone**
		1436.75	**1442.90**	**6.15**	**2.84**	**2.84**	**UM Zone**
		1459.90	**1466.40**	**6.50**	**6.85**	**6.85**	**UM Zone**
	including	1460.90	1463.90	3.00	11.53	11.53	
		1488.10	**1490.30**	**2.20**	**7.08**	**7.08**	**UM Zone**
	including	1488.10	1489.10	1.00	13.94	13.94	
		1525.00	**1527.10**	**2.10**	**3.19**	**3.19**	**UM Zone**
4400E	**TG06-75j**	**1308.60**	**1309.60**	**1.00**	**4.19**	**4.19**	**UM Zone**
	TG06-75k	**1292.50**	**1298.30**	**5.80**	**7.62**	**7.62**	**FW Zone**
	including	1292.50	1293.50	1.00	15.48	15.48	
		1319.40	**1320.70**	**1.30**	**4.29**	**4.29**	**UM Zone**
		1352.20	**1352.70**	**0.50**	**17.40**	**17.40**	**UM Zone**
		1379.00	**1383.00**	**4.00**	**18.86**	**65.65**	**UM Zone**
	including	1381.70	1383.00	1.30	50.00	193.98	
	TG06-96b	No significant results - undercut the Ultramafic Zone					
4450E	**TG06-113**	Undercut the Main Zone and extended into the Footwall Zone					
		959.30	**964.40**	**5.10**	**4.05**	**4.05**	**UFW Zone**
	including	963.20	964.40	1.20	9.36	9.36	

Section	Hole no.	Intersection[1]		Length (metres)	Assay[2]		Zone[3]
		From (metres)	To (metres)		Gold (cut) (grams per tonne)	Gold (uncut) (grams per tonne)	
4550E	**TG06-104a**	**610.80**	**611.30**	**0.50**	**12.45**	**12.45**	**M Zone**
		641.60	**642.10**	**0.50**	**8.89**	**8.89**	**M Zone**
		750.00	**751.00**	**1.00**	**3.70**	**3.70**	**UM Zone**
		758.80	**760.50**	**1.70**	**3.23**	**3.23**	**UM Zone**
	including	759.40	759.90	0.50	7.02	7.02	
		786.85	**801.50**	**14.65**	**5.13**	**5.82**	UM Zone
	including	793.80	799.80	6.00	8.72	10.42	
	or including	793.80	795.10	1.30	23.52	31.37	

(1) Interval reported is core length. True widths are not known at this time.
(2) All Footwall Zone assays cut to 30 grams of gold per tonne. All other assays cut to 50 grams of gold per tonne
(3) UM Zone– Ultramafic Zone; FW Zone – Footwall Zone; UFW – Upper Footwall Zone; M Zone – Main Zone

Vogel/Schumacher Update

A total of four additional holes were completed in the area east and west of the common boundary of the Vogel and Schumacher properties. Hole H-06-07 was drilled 15 metres east of the boundary and returned additional gold intersections up to 5.01 grams of gold per tonne over one metre at the 100-metre level.

Holes H-06-08, H-06-09 and H-06-10 were drilled 10 to 50 metres west of the common property boundary on the Schumacher property. Gold mineralization up to 27.35 grams of gold per tonne over 0.40 metres was intersected in sub-horizontal veins. Gold bearing sub-vertical veins were also intersected.

Hole no.	Section	Intersection		Length [1] (metres)	Gold (grams per tonne)	Zone [2]	Comment [2]
		From (metres)	To (metres)				
VOGEL PROPERTY							
Horizontal Vein – 55-metre depth							
H-06-07	6915E	58.90	60.00	1.10	3.47	H. Vein + "V"	VG
Sub-vertical Veins							
H-06-07	6915E	97.50	98.50	1.00	5.01	V1 ?	
SCHUMACHER PROPERTY							
Horizontal Vein – 110-metre depth							
H-06-08	6894E	41.52	41.88	0.36	2.68	H.Vein	VG
H-06-09	6870E	106.30	107.08	0.78	1.85	H.Vein	
H-06-09	6870E	122.07	122.40	0.33	5.34	H.Vein	VG
H-06-09	6870E	215.10	215.50	0.40	**27.35**	H.Vein	VG
Sub-vertical Veins							

Hole no.	Section	Intersection		Length [1] (metres)	Gold (grams per tonne)	Zone [2]	Comment [2]
		From (metres)	To (metres)				
H-06-08	6894E	95.80	96.55	0.75	6.04	V2 ?	
H-06-10	6848E	70.00	70.50	0.50	6.34	V1 ?	

[1] Interval reported is core length. True widths are not known at this time.
[2] VG – Visible gold noted; H. Vein – Horizontal vein; V, V1, V2 – Sub-vertical veins

Two deep stratigraphic drill holes were drilled on the Vogel and Schumacher properties to better understand the geology at depth. Hole H-06-11 was drilled to a depth of 975 metres in the western part of the Schumacher property. The best gold assay returned was 1.33 grams of gold per tonne over 1.3 metres at 920.9 metres associated with a weakly altered section of mafic volcanics.

Hole H-06-12 was completed to 1301 metres and was collared 150 metres east of the common Vogel/Schumacher boundary. Two gold intersections were returned up to 7.03 grams of gold per tonne over 0.6 metres at the 719.3 metre level associated with weakly altered volcanics.

Additional drilling is planned for the central part of the Vogel and Schumacher properties.

About Lake Shore
Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec.

Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

The Company's Qualified Person ("QP") for the Timmins West Project is Jacques Samson, P.Geo. and for the Vogel/Schumacher property is Richard Labine, P.Geo. As the QP, each has prepared or supervised the preparation of the scientific or technical information for his respective property.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
(705) 525-0992
e-mail: info@lsgold.com
www.lsgold.com